

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Francis Soistman
Chief Executive Officer
eHealth, Inc.
2625 Augustine Drive, Second Floor
Santa Clara, CA 95054

  Re: eHealth, Inc.
    Registration Statement on Form S-3
    Filed August 24, 2022
    File No. 333-267048

Dear Mr. Soistman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance